Mail Stop 4561

April 2, 2010

Hugo Goldman, Chief Financial Officer
Retalix LTD.
10 Zarhin Street
Ra'anana 43000, Israel

Re: Retalix LTD.
Form 20-F for Fiscal Year Ended December 31, 2008
File No. 0-29742

Dear Mr. Goldman

        We have completed our review of the above-referenced filing and have no further
comments at this time on the specific issues raised.

                                                    Sincerely,

                                                    Maryse Mills-Apenteng
                                                    Special Counsel

cc: <u>Via Facsimile (617) 338-2880</u>
        Howard E. Berkenblit, Esq.
        Sullivan & Worcester LLP